                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 1

                                THE ROUSE COMPANY
                    ------------------------------------------
                                (Name of issuer)

                     Common Stock, Par Value $.01 Per Share
                    ------------------------------------------
                         (Title of class of securities)

                                     7792731
                                     -------
                                 (CUSIP Number)

                             Cornelius J. Dwyer, Jr.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-7019
                  ---------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                November 8, 1995
             -------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 6 Pages)
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                                  SCHEDULE 13D

CUSIP No. 7792731                                              Page 2 of 6 Pages

    1     NAME OF REPORTING PERSON

          Algemeen Burgerlijk Pensioenfonds

          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                                                    (a) [ ]

                                                                                                    (b) [ ]

    3     SEC USE ONLY

    4     SOURCE OF FUNDS*   00

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                                           [ ]

    6     CITIZENSHIP OR PLACE OF ORGANIZATION       The Kingdom of the Netherlands

         NUMBER OF            7     SOLE VOTING POWER        4,195,800
           SHARES
        BENEFICIALLY          8     SHARED VOTING POWER      -----
          OWNED BY
            EACH              9     SOLE DISPOSITIVE POWER   4,331,200
          REPORTING
           PERSON            10    SHARED DISPOSITIVE POWER  -----
            WITH

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                   4,331,200

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                          [ ]

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)          9.04


   14     TYPE OF REPORTING PERSON*         EP

                               (Page 2 of 6 Pages)

                 This Amendment No. 1 amends and supplements the Statement on
Schedule 13D, filed with the Securities and Exchange Commission on September 25, 1995 (the "Schedule 13D"), by Algemeen Burgerlijk Pensioenfonds, an entity established under the laws of the Kingdom of the Netherlands, with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of the Rouse Company, a Maryland corporation (the "Issuer"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings assigned to them in the Schedule 13D.

                 On November 8, 1995, the Fund acquired 916,600 shares of Common Stock (the "Additional Shares") on the open market for an aggregate purchase price of $19,706,900, requiring the Fund to file this Amendment No. 1.

Item 3. Source and Amount of Funds or Other Consideration.

                 Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

                 The funds for the purchase of the Additional Shares by the Fund were supplied from Dutch public sector pensioners' contributions to the Fund.

Item 4. Purpose of Transaction.

                 Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

                 The Fund has acquired the Additional Shares for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer's business. The Fund and the Issuer are exploring the possibility of the Fund's acquiring additional Common Stock in the open market or in a privately negotiated transaction with the Issuer. No assurance can be given regarding whether, when, or on what terms any such acquisition or acquisitions might be effected. In any event, the Fund may determine not to proceed with any acquisition at any time.

                 In addition, the Fund from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer's business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer's securities in particular, as well as other developments and other investment opportunities. Based on such review, the Fund will take such actions in the future as the Fund may deem appropriate in light of the circumstances existing from time to time. If the Fund believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer's securities or otherwise, it may acquire shares of Common Stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Fund may determine to dispose of some or all of the Common Stock currently owned by the

                               (Page 3 of 6 Pages)

Fund or otherwise acquired by the Fund either in the open market or in privately negotiated transactions.

                 Except as set forth above, the Fund has not formulated any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, (e) any material change in the Issuer's capitalization or dividend policy, (f) any other material change in the Issuer's business or corporate structure, (g) any change in the Issuer's charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person,
(h) causing a class of the Issuer's securities to be deregistered or delisted,
(i) a class of equity securities of the Issuer becoming eligible for termination of registration or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

                 Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

                 (a)-(b) As of the date hereof, the Fund beneficially owns 4,331,200 shares of Common Stock. Based upon information provided by the Issuer to the Fund on November 15, 1995, such shares constitute approximately 9.04% of the outstanding shares of Common Stock. The Fund has the sole power (i) to vote and to dispose of 4,195,800 of such shares and (ii) to dispose of 135,400 of such shares which are held by the Fund in two separate securities accounts with ABN AMRO BANK N.V. managed by Cohen & Steers Capital Management Inc., and ABKB/LaSalle Securities, respectively. To the knowledge of the Fund, no shares of Common Stock are beneficially owned by any director or executive officer listed under Item 2 above.

                 (c) Except as described in the Schedule 13D and as described herein, no transactions in the Common Stock were effected during the past 60 days other than the following open market purchases:

                               (Page 4 of 6 Pages)

DATE OF                NUMBER OF                 PRICE
PURCHASE            SHARES PURCHASED           PER SHARE
--------            ----------------           ---------

11/14/95                  8,900                 21.6250
11/14/95                  8,300                 21.6250
11/13/95                 12,000                 21.6250
11/13/95                 48,700                 21.6250
11/10/95                 24,500                 21.7500
11/10/95                 21,800                 21.6250
 11/9/95                 25,500                 21.7500
 11/8/95                 16,600                 21.5000
 11/8/95                900,000                 21.5000
 11/7/95                 20,000                 21.6250
 11/7/95                 65,000                 21.6250
 11/6/95                 40,000                 21.5000
 11/6/95                 35,000                 21.5000
 11/3/95                  5,000                 21.5000
 11/2/95                  3,000                 21.5000
 11/1/95                 60,000                 21.5000
 11/1/95                 28,000                 21.4241
 11/1/95                 10,000                 21.5000
10/31/95                 10,000                 21.5000
10/25/95                 95,000                 21.5000
10/29/95                  3,000                 21.5000
10/23/95                 45,000                 21.7500
10/20/95                 60,000                 21.7500
10/18/95                  5,000                 21.7500
10/17/95                 15,000                 21.7500
10/16/95                 40,000                 21.7500
10/13/95                 35,000                 21.7500
10/11/95                 50,000                 21.7500
10/10/95                 10,000                 21.7500
 10/4/95                 15,000                 21.6250
 9/27/95                 18,000                 21.7500
 9/26/95                 10,000                 21.7500
 9/22/95                  2,500                 21.6875

                 (d) To the knowledge of the Fund, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Fund.

                 (e) Not applicable.

                               (Page 5 of 6 Pages)


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                                    Signature

                 After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:  November 15, 1995              ALGEMEEN BURGERLIJK PENSIOENFONDS


                                       By /s/ Wim Borgdorff
                                         -------------------------------
                                         Name: Wim Borgdorff
                                         Title:  Executive Managing Director
                                                  of the Real Estate Division

                               (Page 6 of 6 Pages)